June 3, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cobra Electronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-00511

Ladies and Gentlemen:

Set forth below are the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K (the “Form 10-K”) of Cobra Electronics Corporation (“Cobra”) for the fiscal year ended December 31, 2004, as filed with the Commission on March 31, 2005, and Cobra’s response to those comments.

Form 10-K for the Year Ended December 31, 2004

Results of Operations, page 9

1.	We note your disclosure that gross margin decreased due to the sale of certain end-of-life inventory. Clarify for us when these products were actually sold and quantify the impact on gross margin. Specifically tell us whether these units had been written down to zero and what the selling price was. We may have further comment.

Response to 1

The end-of-life inventory to which the Form 10-K referred consisted of several older models of two-way radios and 9 Band™ radar detectors, 95% of which were sold during the first five months of 2004 and the balance of which were sold throughout the rest of

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June 3, 2005

the year. The effect on gross margin of these end-of-life inventory sales was to reduce gross margin by approximately 0.65 percentage points in 2004. Substantially all of the products had been written down below cost to estimated net realizable value as of December 31, 2003; however, no product had been written down to zero value. As for selling prices, the actual selling prices of some products were higher than the estimated market values, although on a weighted average basis the preponderance of selling prices were below the previously estimated values, resulting in a net reduction in gross margin as shown below:

Estimated Value 12/31/03	Realized Value	Gain (Loss) on Sale	2004 Net Sales	Gross Margin Impact
$2,541,000	$1,738,000	$(802,000)	$122,877,000	0.65%

2.	We note your discussion that the estimated useful economic life was changed for certain handheld GPS models. Please provide us with more details including whether these amounts are included in the caption “product software,” and how it was determined that the useful life needed to be shortened given that these products appear to have been introduced in 2003.

Response to 2

The intangible assets pertaining to GPS handheld receivers are included in Cobra’s intangible assets under “product software”. As background, the first two GPS handheld receivers were introduced in 2003, with a third model introduced late in the third quarter of 2004. After the release of the third model, Cobra realized that consumer preferences had shifted more rapidly than anticipated and that the features included in competitors’ products were not able to be replicated by Cobra’s products. Therefore, Cobra concluded that the useful life of this generation of GPS handheld receivers would be shorter than initially estimated and would conclude in 2005 as compared to the initial estimate of 2007.

As described in “Note 12 – Intangible Assets” of the financial statements included in the Form 10-K, the product software assets are amortized based on the percentage of revenues generated in each reporting period to the total revenues expected over the weighted average estimated product life cycle. When, as was the case with these GPS handheld receivers, there is a reduction in the estimated economic useful life, Cobra adjusts the amortization in the current year so that the product software asset pertaining to the specific products is fully amortized over the new remaining estimated useful life.

2003 Compared to 2002, page 10

3.	We note your disclosure of the reversal of $1.2 million of unused program funds from 2002. It appears these amounts were taken into income in 2003. Tell us what these funds are related to, why they were not used in 2002 or 2003 and whether you have accrued any similar amounts as of December 31, 2004.

Securities and Exchange Commission

June 3, 2005

Response to 3

Cobra accrues funds for advertising and sales promotions with our customers. The accrual is described in detail in the Critical Accounting Policies Section of Cobra’s Form 10-K and reproduced below:

“Advertising and Sales Promotion Accrual The reserve reflects amounts provided to retailers and distributors for advertising and sales promotions. Customer programs, agreed to at the beginning of each year, are mainly variable programs dependent on sales and may be revised during the course of the year, based upon a customer’s projected sales and other factors, such as new promotional opportunities. Accruals are made monthly for each customer by multiplying the customer’s estimated program accrual percentage by the customer’s actual sales. Therefore, this accrual will vary depending on a given quarter’s sales and the sales mix of customers from quarter to quarter. In addition, should a customer significantly exceed or fall short of their planned program sales, adjustments may need to be made to the customer’s estimated program accrual percentage due to certain minimum and/or maximum sales thresholds in the customer’s programs. Adjustments may also be necessary periodically for unused customer funds.”

In 2003, Cobra took into income $1.2 million of unused program funds from 2002. Unused program funds occur primarily because Cobra has determined that a customer has not satisfied the terms of the program and therefore is not entitled to the funds accrued for the program. It is Cobra’s practice to evaluate all accruals for customer programs on a quarterly basis and, upon determination that the funds will not be required, take such accruals into income. Finalizing this determination normally takes time and, depending upon the customer and the nature and requirements of the program, can extend well into the subsequent year due to different customer fiscal year-end dates and lengthy post-audit periods during which customers review all records of promotional activities to identify unclaimed program funds for which they might qualify. The amount that is left in accrued funds and taken into income in any particular year varies depending on the programs and customer mix. For example, in 2001, Cobra took into income $833,000 and in 2002 Cobra took into income $195,000.

There were similar amounts of potentially unused program funds as of December 31, 2004. As noted under “Management’s Discussion and Analysis” in Cobra’s Form 10-Q for the first quarter of 2005, $142,000 of unused funds from 2004 was taken into income in the first quarter of 2005. There may be additional such unused funds from 2004 taken into income in subsequent quarters of 2005.

Securities and Exchange Commission

June 3, 2005

Critical Accounting Policies, page 12

4.	We note your disclosure in the Notes and Critical Accounting Policies about your sales returns, warranty and inventory reserves. Please provide us with more details about the following:

•	Tell us the amounts recorded for the sales returns reserves for 2002, 2003 and 2004.

•	Tell us how you determine the warranty reserve for new products.

•	Expand your disclosure regarding the amounts for the liquidation reserve and net realizable value reserve and provide a rollforward of these amounts in a manner similar to the warranty reserve activity.

Response to 4

The sales returns reserves recorded for 2002, 2003 and 2004 were $1,807,000, $1,229,000 and $1,222,000, respectively.

Determining the warranty reserve for new products varies depending upon whether or not it is a new product in an existing product line—for example, Citizens Band radios—or a new product in a new product line. For a new product in an existing product line, the warranty reserve is determined as described in the Critical Accounting Policies Section under “Warranty Reserve”, i.e., by multiplying the historical return rate for the product category by the most recent six months of unit sales of that model and the unit standard cost of that model. The only difference with a new product in a new product line is that Cobra assumes a 10% return rate until a historical return rate is established after one year of sales. The assumed return rate of 10% is based on historical return rates for product lines currently and previously manufactured for and marketed by Cobra.

Cobra plans to modify its Critical Accounting Policies in future filings as noted below (in bold) to expand disclosure for the liquidation and net realizable value reserves:

Liquidation Reserve The Company maintains a reserve representing the write-down of returned product from our customers to net realizable value. Returned inventory is either sold to various liquidators or returned to vendors for credit against similar, new models; this decision ~~and~~ depends upon the estimated future demand for the models. Judgments are made as to whether various models are to be liquidated or returned to vendor and, for the former, the liquidation prices expected to be received. The amount of the reserve is determined by comparing the cost of each unit returned to the estimated amount to be realized upon each unit’s disposition, either from returning the unit to the vendor for credit towards the cost of new, similar product or liquidating the unit. This reserve can fluctuate significantly from quarter to quarter depending upon quantities of returned inventory on hand and the estimated liquidation price or vendor credit per unit.

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June 3, 2005

Net Realizable Value Reserve The Company maintains a reserve to write-down certain inventory not previously sold to customers, except for that covered by the liquidation reserve discussed above, below cost, as necessary. The reserve includes models where it is determined that net realizable value is less than cost. Thus, judgments must be made about which slow-moving, excess or non-current models are to be included and the estimated net realizable value; i.e., the per unit price that it is estimated can be received in the marketplace. This reserve will vary depending upon the specific models selected, the estimated net realizable value for each model and quantities of each model that are determined will be sold below cost from quarter to quarter.

Roll-forwards for the liquidation and net realizable reserves for the years ended December 31, 2002, 2003 and 2004 are:

COBRA ELECTRONICS CORPORATION ROLL-FORWARDS ($000)

	2002	2003	2004
Reserve for Liquidation, January 1	(1,472)	(3,188)	(1,108)
Provision	(4,835)	(4,082)	(3,083)
Write-offs	3,119	6,162	3,476

Ending Balance, December 31	(3,188)	(1,108)	(715)

	2002	2003	2004
Reserve for Net Realizable Value, January 1	(1,291)	(938)	(812)
Provision	(1,654)	(1,512)	(1,508)
Write-offs	2,006	1,639	1,814

Ending Balance, December 31	(938)	(812)	(506)

Cobra will provide roll-forwards for the liquidation and net realizable value reserves in future filings.

Securities and Exchange Commission

June 3, 2005

Financial Statements

Note 1 – Summary of significant accounting policies, page 21

Revenue recognition, page 23

5.	It is unclear to us why you recognize revenue based on an estimated average shipping time for certain customers. Tell us why you believe that your revenue recognition policy is in accordance with SAB 101 as amended by SAB 104.

Response to 5

SAB 104 states that revenue for a reporting period generally is realized or realizable and earned when all of the following criteria are met (with the reason why Cobra meets the criteria in bold):

1.	Persuasive evidence of an arrangement exists. Cobra only ships goods when it has a valid customer purchase order with a fixed schedule for delivery on or before the end of the reporting period.

2.	Delivery has occurred or services have been rendered. As described below, Cobra has developed and employed a methodology that provides reasonable assurance that delivery has occurred and that title and risk of loss have passed to the customer.

3.	The seller’s price to the buyer is fixed or determinable. Each customer purchase order has fixed, agreed upon prices.

4.	Collectibility is reasonably assured. Based upon Cobra’s review of each customer’s credit history, ability to pay and payment history, Cobra determines that it is highly probable that the customer will pay the amount invoiced when due per the agreed upon terms of payment.

The following is a discussion of why Cobra believes that it meets the second criterion for revenue recognition. As background, please note that Cobra has over 300 customers—many of them with FOB destination terms and many of them small volume customers—with thousands of different shipping destinations. Because of inventory replenishment criteria common to customers in the consumer electronics industry, a substantial number of shipments for these customers occur towards the end of the month with the last month of the quarter generally containing a significant amount of shipping activity. Based on these facts, Cobra determined that it needed a methodology for estimating shipments to the customers with FOB destination terms to enable it to recognize revenue in the proper period on a timely basis without incurring significantly prohibitive costs or imposing burdensome information requirements on Cobra’s customers or freight carriers, including requiring proofs of delivery for each shipment. Cobra’s methodology also needed to

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accommodate systems limitations while ensuring that the reported revenue was materially correct. Cobra’s systems are unable to recognize revenue in a different period than shipments occur without manual entries that would require a cost-prohibitive effort, would be prone to errors and would not materially change reported results, as further described below.

To establish a methodology, Cobra performed a detailed analysis of the average time it took for nine of its larger FOB destination customers with destinations throughout the country, such as Wal-Mart and Best Buy, to receive their shipments. The result of this analysis was an average transit time of 3.5 days (rounded up to 4 days), which Cobra now uses as a reasonable estimate of when delivery occurs, and title and risk of loss passes for a FOB destination customer. Therefore, a shipment made to an FOB destination customer more than four days prior to the end of a reporting period is estimated to be received by the customer during that reporting period.

A second part of Cobra’s methodology—necessitated by the systems limitations discussed above and the large volume of shipping activity toward month end—is to determine what customers will comprise at least 80 percent of Cobra’s dollar shipments for that quarter and, consequently, those for which the revenue from shipments in the last four days of the reporting period will not be recognized. The customers identified in this 80 percent category are the ones that Cobra reviews to determine which ones are FOB destination customers and to which this four-day window will apply. Accordingly, revenue for shipments made to these FOB destination customers during the last four days of the month is not recognized until the following month. (The only exception for these customers is that revenue is recognized if a shipment is specifically expedited for two-day delivery during the first two days of this four-day window and a month-end delivery date is specified in the customer’s purchase order). Revenue for shipments of the FOB destination customers not in the 80 percent category is recognized at time of shipment and is not typically a material amount. For example, in the fourth quarter of 2004, revenue related to these customers amounted to $420,000, or 0.1 percent of fourth quarter sales.

6.	Confirm that you recognize revenue for all customers when title and risk of loss pass to the customer.

Response to 6

Cobra confirms that it recognizes revenue for all customers when title and risk of loss passes to the customer, subject to the estimates and assumptions noted in the response to the prior comment.

Securities and Exchange Commission

June 3, 2005

Note 7 – Stock option plans, page 28

7.	We note that the consideration received by the company upon exercise of the options may be paid in cash or by the surrender and delivery to the company of previously owned shares of your common stock or by a combination of both. For those options granted after the issuance of FIN 44 tell us how you concluded that variable accounting was not required in view of the stock for stock feature described above.

Response to 7

Under the terms of Cobra’s Stock Option Plans, if any part of the payment upon exercise of options is by the surrender and delivery to Cobra of previously owned shares of Cobra’s common stock, the optionee is required to deliver shares that the optionee has held for at least six months prior to the delivery of such shares and for which he or she has good title, free and clear of all liens and encumbrances. Paragraph 68 of FIN 44 requires variable accounting only if a subsequent repurchase of the shares by Cobra is within six months after share issuance. In future filings, Cobra will modify its disclosure in its Stock-Option Plans note to the consolidated financial statements to clarify that variable accounting is not required because of the “stock for stock” feature of the Plans.

Note 10 – Loan Receivable, page 30

8.	Tell us about your business relationship with Horizon Navigation, Inc., including but not limited to the business purpose of granting the loan to Horizon Navigation, Inc. Tell us why you pay royalties to Horizon and the amounts paid for 2002, 2003 and 2004.

Response to 8

Cobra Electronics entered into a Development and License Agreement with Horizon Navigation, Inc (“Horizon”) in January 2003 pursuant to which Horizon agreed to develop a mobile navigation device, now known as the NAVONETM 3000, for Cobra. In consideration of their development efforts, Cobra agreed to pay to Horizon non-recurring engineering fees and a royalty based on net sales of products incorporating their technology. No royalties were paid in 2002 and 2003; total royalties paid in 2004 were $264,000.

In conjunction with the execution of the Development and License Agreement, Cobra also executed a Loan Agreement with Horizon. The purpose of the lending arrangement was to ensure that Horizon, which had recently been acquired by its management from Visteon Corporation, had sufficient working capital to execute their business plan and complete the project for Cobra. The Loan Agreement provides for Cobra to be a senior secured lender to Horizon with a security interest in all of the assets of Horizon. The Loan Agreement further specified that Cobra would receive warrants for the purchase of Horizon common stock upon reaching certain thresholds of amounts borrowed by Horizon.

Securities and Exchange Commission

June 3, 2005

9.	We note your discussion in Note 17 of the warrants received from Horizon Navigation, Inc. and your planned assessment of whether this entity should be accounted for under the equity method. Tell us the conclusions you reached in regard to this assessment, and also tell us how you evaluated this entity under FIN 46R.

Response to 9

Cobra’s warrant position includes both callable and non-callable warrants for Horizon’s common stock. Callable warrants will be returned to Horizon within two years of issuance upon repayment of all amounts due Cobra under the Loan Agreement; after two years, the callable warrants become non-callable. All warrants have a ten-year expiration date and are exercisable for $.01 per share – the same price at which the shareholders of Horizon purchased their stock in the company.

As of December 31, 2004, Cobra’s fully diluted ownership position in Horizon, as represented by non-callable warrants (since callable warrants are not exercisable), was 13.33%. Due to the conversion of two tranches of callable warrants to non-callable during the first quarter of 2005, Cobra’s fully diluted ownership position in Horizon increased to 22.7% as of February 19, 2005.

Cobra has not exercised any warrants for the stock of Horizon Navigation and does not exercise significant influence over Horizon or its management. However, Cobra has determined that the available percentage ownership of Horizon Navigation, as conveyed by the warrants, requires the equity method of accounting as of the first quarter of 2005.

Cobra previously determined that Horizon Navigation was not a Variable Interest Entity based on the following criteria established under FIN 46R:

•	An entity that is deemed to be a business (as defined in this Interpretation) need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exists:

a.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity, and the entity is neither a joint venture nor a franchisee. Cobra did not in any way participate in the design of Horizon. The company was formed in a management buyout from Visteon Corporation on February 28, 2002, several months prior to the initiation of any discussions between Cobra and Horizon. Horizon is not a joint venture or franchisee of Cobra.

b.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

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June 3, 2005

Horizon is designed to operate independently of Cobra. Horizon manufactures and markets products under its own brand and Horizon has launched products that are in competition with Cobra.

c.	The reporting enterprise and its related parties provide more than half of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity. Cobra has provided only senior secured debt to Horizon and has provided no form of subordinated capital.

d.	The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements. The primary activities of Horizon relate to the development, manufacturing and marketing of mobile navigation and GPS products.

Note 11 – Segment Information, page 30

10.	Revise your filing to provide additional disclosure about revenues for individual products and services consistent with paragraph 37 of SFAS 131.

Response to 10

Paragraph 37 of SFAS 131 in part states:

“An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” (emphasis added)

Cobra believes it has only one group of similar products because they have like production processes, types of customers, distribution methods, intended use (in that substantially all of the products allow consumers to receive information) and regulatory environments. As disclosed in Note 1—Summary of Significant Accounting Policies, Cobra refers to this group of products as “consumer electronics products.”

Note 12 – Intangible Assets, page 31

11.	We note your discussion of your amortization of software related to products to be sold. Tell us how you consider new product introductions in determining if impairment exists, as it appears from your discussion in the Business section that certain new products may be introduced as upgrades to products for which you may have capitalized software costs. Additionally, it appears that your review for impairment may not be as frequent as required by paragraph 10 of SFAS 86. Revise or advise.

Securities and Exchange Commission

June 3, 2005

Response to 11

The estimated economic useful life of capitalized product software is based on a forecast of products Cobra will develop using the product software applicable to the type of product and the estimated revenue to be derived from the sale of such products. Some of these products will be “upgrades” to existing models, which will have new designs or enhanced features, and some will be “new” products, which will have significantly different functionality and features. Features and functionality for both upgraded models and new products will be limited to those that the basic software can support without major modifications to its code. Capitalized product software for these products is amortized based on the percentage of revenues generated in each reporting period to the total estimated revenues expected over the weighted average estimated life cycle of these “upgrades” and “new” products. Cobra introduces upgrades and new products only after careful analysis of competitive and market conditions, in-depth discussions with buyers from major customers and detailed consumer feedback from focus group sessions. Once introduced, Cobra monitors the sell-through of these products at its major customers. If sell-through is below expectations, Cobra will follow up with customers and consumers to determine reasons for the shortfall and assess what corrective action is required. If, as was the case with handheld GPS products (as described in “Response to 2” above), consumer preferences shift more rapidly than anticipated and require Cobra to match certain features and functionality contained in competitors’ products that Cobra is unable to duplicate due to the limitations of the products’ software, Cobra would reassess the economic useful life of the remaining capitalized product software. For handheld GPS receivers the determination of a shorter estimated economic useful life than originally estimated—with no subsequent revenue from upgraded models or new product planned beyond 2005—resulted in the additional $614,000 charge for unamortized product software.

Paragraph 10 of SFAS 86 requires that the unamortized capitalized costs of a computer software product be compared to the net realizable value of that product at each balance sheet date. Cobra does an impairment review as of the end of each balance sheet date. However, it was not until December 31, 2004 that Cobra determined that the estimated economic useful life of the GPS handheld receivers was shorter than originally estimated due to the following factors:

•	The two basic receivers were introduced during the April to July 2003 period while the high-end receiver with full-mapping capability did not begin shipping until July 2004. Accordingly, there was not sufficient sales history to adequately assess sell through, consumer acceptance and changes in consumer preferences.

•	Cobra’s business is seasonal, with sales in the last half of the year significantly greater than in the first half, reflecting increasing purchases by retailers for various promotional activities that begin mainly in the second quarter and culminate with the holiday selling season. Accordingly, for the full mapping receiver, sell-through, consumer acceptance and changes in consumer preferences could not be adequately assessed until the fourth quarter of 2004.

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June 3, 2005

•	Much of Cobra’s strategic planning efforts take place in the fourth quarter of the year, with emphasis on identifying future market and product feature trends for Cobra’s major product lines. This information was critical in Cobra’s final determination of the shortened estimated economic useful life of its GPS handheld receivers.

In future filings Cobra will clarify that it conducts impairment reviews as required by paragraph 10 of SFAS 86.

Note 16 – Allowance for Claims and Doubtful Accounts, page 33

12.	Revise your filing to describe the program of insurance coverage on accounts receivable in more detail. Specifically disclose the premiums paid for this coverage and where these amounts are captured in the Consolidated Statement of Earnings. If you have collected under these policies, tell us the amounts you have received in each of the three years.

Response to 12

Premiums paid for insurance coverage on accounts receivable in 2002, 2003 and 2004, were $145,000, $199,000 and $205,000, respectively, and are included as selling, general and administrative expense in the Consolidated Statements of Income. In future filings Cobra will provide more detail on its program of insurance coverage on accounts receivables and disclose the premiums paid.

The only recovery that Cobra has made under its insurance coverage on accounts receivable was $3.6 million in 2002 for amounts owed to Cobra by K-Mart at December 31, 2001. In its 2001 Form 10-K, Cobra disclosed the amount owed to it by K-Mart at December 31, 2001, almost $4 million, and the fact that Cobra would realize substantially all of this amount because of insurance programs put into place prior to K-Mart’s bankruptcy filing in January 2002.

Note 17 – Subsequent Events, page 33

13.	Tell us why you maintained insurance coverage on a former executive of the company. Also, tell us and disclose if collection of these amounts under your existing policy will have any impact on future premiums. Finally, we note you disclose that the value of this policy at December 31, 2004 was $4 million. Tell us and consider disclosing which executives the remaining balances relate to, and tell us whether these are all current executives.

Securities and Exchange Commission

June 3, 2005

Response to 13

Insurance coverage was maintained on a former CEO of Cobra, Jerry Kalov. During the term of his employment, the insurance served three purposes:

•	Provide “key man” insurance to Cobra;

•	Provide a funding mechanism for deferred compensation agreements with Mr. Kalov; and

•	Provide a funding mechanism for accelerated deferred compensation payments to Mr. Kalov’s estate in the event of his premature death.

Subsequent to Mr. Kalov’s retirement, the insurance was kept in force to provide a funding mechanism for deferred compensation agreements with Mr. Kalov and other former and current executives of Cobra.

The collection of the proceeds of the life insurance policy upon the death of Mr. Kalov may have an impact on future premiums, although this has not been determined as of today since Cobra is evaluating all of its future obligations against the current policies to ensure that the obligations are properly funded. If Cobra uses a portion of the proceeds from Mr. Kalov’s policies to increase the current cash value of other polices held by Cobra, future premium payments may decline.

As of December 31, 2004, the cash surrender value of the various life insurance policies was $7.0 million. The policies on Mr. Kalov’s life had a cash surrender value of $4.0 million, leaving the remaining company-owned policies with a cash surrender value of $3.0 million.

The current CEO has a deferred compensation program and under the terms of his employment agreement amounts vested in the plan are required to be placed in a rabbi trust for his benefit. To accomplish this Cobra purchased a company-owned whole life insurance policy to fund future deferred compensation payments and has placed this policy and its approximate $600,000 of cash surrender value at December 31, 2004 in the rabbi trust. Cobra would consider disclosing the balance for this executive in future filings.

The remaining $2.4 million of cash surrender value in the other company-owned whole life policies relate to three former executives and one current executive. The main purposes of these policies are to allow Cobra a mechanism with which to accumulate cash to fund future deferred compensation payments to two (of these three) former executives and three current executives and to provide Cobra with immediate cash to fund accelerated deferred compensation payments in the event of the premature death of a covered executive. This “pooled” approach to funding deferred compensation benefits is cost-effective, but results in the absence of a direct one-to-one relationship between the insured parties and those receiving benefits. Accordingly, Cobra believes that disclosure of the specific insured individuals would not be useful to investors.

* * * *

Securities and Exchange Commission

June 3, 2005

As requested, Cobra acknowledges that:

•	Cobra is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cobra may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate this opportunity to provide further information regarding the disclosures of Cobra Electronics Corporation. Please don’t hesitate to contact me for any additional information you may require.

Sincerely yours,

/s/ Michael Smith
Michael Smith
Senior Vice President and
Chief Financial Officer